

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2022

Scott C. Wylie
Chief Executive Officer
First Western Financial, Inc.
1900 16th Street, Ste. 1200
Denver, CO 80202

> **Re: First Western Financial, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 6, 2022**
> **File No. 333-262033**

Dear Mr. Wylie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Kurt Leeper, Esq.